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                                                                     Exhibit 11


             AIR EXPRESS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                  (Unaudited)


(In thousands, except
  per share amounts)


                                                  Three Months Ended
                                                      March 31,
                                                1997            1996
Primary:
    Net income applicable to
      common shares ........................   $ 8,539        $ 6,147

    Weighted average of common
      shares outstanding ...................    22,789         18,564
    Common share equivalents ...............       466            299

    Average common shares outstanding ......     23,255        18,863

    Earnings per common share ..............    $   .37       $   .33

Fully diluted:
    Weighted average of common
     shares outstanding ....................     22,789        18,564
    Common share equivalents ...............        471           384
    Common shares issuable upon assumed
     conversion of subordinated debentures .         --         3,291

    Average common shares outstanding ......     23,260        22,239

    Earnings per common share ..............   $    .37       $   .31



     Primary earnings per share was computed by dividing net income by the weighted average common and common share equivalents outstanding during the period. For the quarter ended March 31, 1996, fully diluted earnings per share was calculated assuming the conversion of the subordinated debentures and the elimination of the associated interest expense, net of tax, of approximately $.73 million. Effective July 8, 1996, the Company completed the redemption for all of its Convertible Subordinated Debentures. Therefore, the debentures and related interest expense were not a component of the Company's fully diluted earnings per share calculation for the first quarter of 1997.

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